Exhibit 10.6

January 23, 2007

Mr. Patrick Chiumiento

45 Nubble Road

York, ME 03909

Dear Mr. Chiumiento:

I am pleased to offer you the position of Vice President of Marketing and Business Development at MEMSIC, INC. In this position, you will report directly to Yang Zhao, President & CEO, and will be responsible for managing worldwide sales, marketing and business development activities, as well as other duties and responsibilities not inconsistent with your position. It is our hope that you will be available to begin employment no later than Monday, February 5, 2007.

Your initial base salary will be an annual rate of $180,000, which will be paid at a bi-weekly rate of $6,923.08 and a guaranteed bonus of $10,000 for the first six months. Your future bonus plan will be set based on your set target and achievement.

Subject to the approval of our Board of Directors, you will be granted an option to purchase 220,000 shares of common stock of the Company at an exercise price per share determined by the Board of Directors on the date of the grant. You will earn your interest in your shares over 4 years, at the rate of 25% on the anniversary of employment each year. The terms and conditions of the applicable Company Stock Option Incentive Plan will govern your interest and will be delivered to you upon approval of your interest. Neither the grant of this option nor the 4-year vesting period should be construed as implying any specific length of employment.

You will be entitled to participate in MEMSIC’s fringe benefit plans and programs in the same manner and to the same extent as other MEMSIC employees generally participate. Currently MEMSIC offers employees Blue Cross & Blue Shield medical plan and Delta Dental plan with employee contribution of 25% of the premium. MEMSIC also offers ADP 401(k) plan and the Company matches 100% of employee contribution up to 2% of salary. Please note you will be eligible to the plan after 3 months working in MEMSIC full time. Your vacation will be accrued monthly at 1.25 days per month, which is equivalent to 15 days per year. You will also be eligible for 2 floating holidays, 8 scheduled holidays and 2 sick/personal days per calendar year.

For purposes of federal immigration law, you will be required to provide the Company with documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Would you kindly indicate your acceptance of this offer by signing and returning the enclosed copy of this letter, the Invention and Non-Disclosure Agreement, and the Non-Competition and Non-Solicitation Agreement on or before Monday, January 29, 2007

Pat, we are delighted that you will be joining the MEMSIC team, and look forward to working with you.

Cordially,

Yang Zhao

President and CEO

MEMSIC, Inc.

The foregoing correctly sets forth the terms of my employment with MEMSIC, Inc., and I understand that MEMSIC, Inc. is an at-will employer and that this offer does not constitute a contract of employment.

/s/ Patrick Chiumiento	1/23/07
Patrick Chiumiento	Date